UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. )*

FibroGen, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

31572Q808
(CUSIP Number)

November 19, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31572Q808	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Astellas Pharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)	(a)	☐
(b)		☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,968,367
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
4,968,367
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,968,367
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.59%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 31572Q808	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

FibroGen, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

280 East Grand Avenue
South San Francisco, CA 94080

Item 2(a)	Name of Person Filing:

Astellas Pharma Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5-1, Nihonbashi-Honcho 2-chome
Chuo-ku, Tokyo 103-8411
Japan

Item 2(c)	Citizenship:

Japan

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP No.:

31572Q808

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 31572Q808	13G	Page 4 of 6 Pages

Item 4	Ownership:

(a)	Amount beneficially owned: 4,968,367

(b)	Percent of class: 8.59%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,968,367

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,968,367

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 31572Q808	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 12, 2015

ASTELLAS PHARMA INC.

By:	/s/ Akira Kamimura
Akira Kamimura
Executive Director, Finance